EX-99.d.2

Amended Schedule A

Fund Name	Effective Date	Management Fee (as a % of average daily net assets)
Nomura Global Listed Instructure ETF	December 1, 2025	0.49%
Nomura Energy Transition ETF	December 1, 2025	0.79%
Nomura Tax-Free USA Short Term ETF	December 1, 2025	0.29%
Nomura Focused Large Growth ETF	December 1, 2025	0.44%
Nomura Focused Emerging Markets Equity ETF	December 1, 2025	0.85%
Nomura Focused International Core ETF	December 1, 2025	0.59%
Nomura Focused SMID Cap Core ETF	December 1, 2025	0.69%
Nomura Tax-Free USA Intermediate ETF	December 1, 2025	0.35%
Nomura Tax-Free USA ETF	December 1, 2025	0.39%
Nomura National High-Yield Municipal Bond ETF	December 1, 2025	0.49%
Nomura Transformational Technologies ETF	January 7 , 2026	0.65%